UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 7 September 2015

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: **ZAE000018123**

DEALINGS IN SECURITIES

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that Mr JH Pauley a director of a major subsidiary Gold Fields Orogen BVI Limited, Mr NA Chohan and Ms LN Samuel, directors of Gold Fields Operations Limited & GFI Joint Venture Holdings (Pty) Limited, and Messrs A Munt, CW Du Toit, P Woodhouse, all directors of a major subsidiary, Gold Fields Australasia Pty Ltd, have all sold some or all of their Bonus Shares ("BS") which were awarded to them in terms of the Gold Fields Limited 2012 Share Plan as amended.

Bonus Shares are linked to the annual bonus whereby the equivalent of two-thirds of the cash bonus is granted in Bonus Shares. Details of the transaction are set out below.

Name	JH Pauley
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	04 September 2015
Number of Shares – sold	17,224
Class of Security	Ordinary shares
Market Price per share	R40.8747
Total Value	R704,025.83
Vesting Period	Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date.
Nature of interest	Direct and Beneficial
Name	NA Chohan
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	04 September 2015
Number of Shares – sold	7,630
Class of Security	Ordinary shares
Market Price per share	R40.8747
Total Value	R311,873.96
Vesting Period	Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date.
Nature of interest	Direct and Beneficial
Name	NA Chohan
Nature of transaction	Off market vesting of shares in terms of the above 2012 scheme

Transaction Date	04 September 2015
Number of Shares - sold	10,538
Class of Security	Ordinary shares
Market Price per Share	R42.1654
Total Value	R444.338.99
Vesting Period	Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date.
Nature of interest	Direct and Beneficial
Name	**LN Samuel**
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	04 September 2015
Number of Shares	8,041
Class of Security	Ordinary shares
Market Price per Share	R40.8747
Total Value	R328,673.46
Vesting Period	Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date.
Nature of interest	Direct and Beneficial
Name	**LN Samuel**
Nature of transaction	Off market vesting of shares in terms of the above 2012 scheme
Transaction Date	04 September 2015
Number of Shares - sold	11,106
Class of Security	Ordinary shares
Market Price per Share	R42.1654
Total Value	R468,288.93
Vesting Period	Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date.
Nature of interest	Direct and Beneficial
Name	**A Munt**
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	04 September 2015
Number of Shares - sold	14,799
Class of Security	Ordinary shares
Market Price per Share	R40.8747
Total Value	R604,904.69
Vesting Period	Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date.
Nature of interest	Direct and Beneficial
Name	**CW Du Toit**
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	04 September 2015
Number of Shares - sold	16,847
Class of Security	Ordinary shares
Market Price per Share	R40.8747
Total Value	R688,616.07

Vesting Period	Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date.
Nature of interest	Direct and Beneficial

Name	P Woodhouse
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	04 September 2015
Number of Shares - sold	15,823
Class of Security	Ordinary shares
Market Price per Share	R40.8747
Total Value	R646,760.38
Vesting Period	Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date.
Nature of interest	Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

07 September 2015
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 7 September 2015

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer